Exhibit 99.2

For immediate release

Bell announces new executive leadership appointments

MONTRÉAL, April 9, 2015 – BCE Inc. (TSX, NYSE: BCE) today announced executive appointments that support the company’s strategic focus on communications growth services while promoting several proven talents on the Bell leadership team.

“The Bell leaders appointed to new executive positions today have all been crucial to our company’s transformation into a strong and confident competitor in every sector of Canadian communications,” said George Cope, President and Chief Executive Officer of Bell Canada and BCE Inc. “I look forward to working closely with the team to execute Bell’s strategy to lead in the growth services of communications – wireless, Internet, TV and media – with the best broadband networks, services and content.”

Mary Ann Turcke – President, Bell Media

Mary Ann Turcke has been appointed President of Bell Media, responsible for all of the company’s national operations including TV, radio, digital and out of home. Renowned for her strategic leadership and team-building abilities, Ms. Turcke was formerly Group President, Media Sales, Local TV and Radio for Bell Media.

Ms. Turcke joined Bell in 2005 as VP, Customer Experience and Operations for Small and Medium Business. She was promoted to Executive Vice President of Field Operations in 2008, leading Bell’s team of 12,000 installation and service technicians in delivering Fibe TV, Internet and other Bell residential and business services.

A member of the Women’s Executive Network Hall of Fame and named 2015 Woman of the Year by Women in Communications and Technology, Ms. Turcke serves on the advisory board of the Queen’s School of Business and on the capital campaign for Queen’s Faculty of Engineering & Applied Science. She is a director of Maple Leaf Sports and Entertainment (MLSE) and of Sheena’s Place. Ms. Turcke holds a Bachelor of Civil Engineering from Queen’s University, a Master of Engineering from the University of Toronto, and a Master of Business Administration from Queen’s.

Blaik Kirby – President, Bell Mobility

Blaik Kirby has been promoted to President of Bell Mobility. Formerly Chief Marketing Officer (CMO) for Bell’s wireless business unit, Mr. Kirby has successfully guided the Bell Mobility team to the industry lead in smartphone, data usage and revenue growth.

With a strong record of success in executive roles in the North American communications sector spanning 25 years, Mr. Kirby joined Bell in 2005 as Vice President of Corporate Strategy for BCE and led Bell’s 100 Day Plan as part of the company’s strategic transformation in 2008. He served as Senior VP of Marketing and Sales for Mobility before his appointment as CMO in 2014 – and originally worked as a repair technician for Bell Canada in 1986.

1/3

Mr. Kirby holds an MBA from the Ivey School of Business at Western University, a Master of Engineering from the University of Toronto, and a Bachelor of Engineering Science from Western.

Rizwan Jamal – President, Bell Residential Services

Rizwan Jamal has been appointed President of Bell Residential Services (BRS). Formerly Chief Marketing Officer (CMO) for BRS, Mr. Jamal has built a strong track record of success in customer service excellence and product innovation in his 20-year career in Canadian communications.

Joining Bell in 2010 as Vice President, Client Experience, Mr. Jamal was later promoted to Senior VP of Sales, Marketing and Product Development for BRS. Named CMO in 2014, Mr. Jamal has successfully leveraged Bell’s broadband fibre advantage to support the strong success of Bell TV, Internet and other residential services across Ontario, Québec and Atlantic Canada.

Mr. Jamal holds a Master of Business Administration degree from Queen’s University and a Bachelor of Applied Science in Systems Design Engineering from the University of Waterloo.

Wade Oosterman – Group President, Bell Canada and BCE

Wade Oosterman has been appointed Group President of Bell and BCE, with the Presidents of Bell Media, Bell Mobility and Bell Residential Services reporting directly to him. One of North America’s leading experts in brand development and marketing, Mr. Oosterman also continues in his role as Bell’s Chief Brand Officer.

As President of Bell Mobility and Residential Services since 2010, Mr. Oosterman has led Bell’s remarkable return to marketplace success in wireless, Internet and TV services. He joined Bell in 2006 as President of Bell Mobility and Chief Brand Officer. He holds a Master of Business Administration degree from the Ivey School of Business at Western University, and serves as a director of Ingram Micro and of the Toronto International Film Festival (TIFF).

All of these executive appointments take effect today. To learn more about the Bell executive team, please visit BCE.ca/AboutBCE.

About Bell

Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk

Media inquiries:

Mark Langton
(416) 581-4339

2/3

mark.langton@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

3/3